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Exhibit 4.4

Execution Copy

ASSIGNMENT AND PLAN OF DISTRIBUTION AGREEMENT

        This Assignment and Plan of Distribution Agreement (this "Agreement") is entered into and effective as of the 5th day of May, 2004 by and between Seneca Nation of Indians of New York, a sovereign nation (the "Nation") and Seneca Gaming Corporation ("SGC").

RECITALS

        WHEREAS, SGC was created by the Nation for the purposes of developing, owning, financing, managing, operating and conducting the business of gaming facilities within the territory prescribed by the Nation;

        WHEREAS, SGC has the ability to exercise its powers through the control, operation and management of subsidiary companies or other entities created by the Nation;

        WHEREAS, each of Seneca Territory Gaming Corporation, Seneca Erie Gaming Corporation and Seneca Niagara Falls Gaming Corporation, each a wholly-owned subsidiary of SGC, (each, a "Subsidiary" and collectively, the "Subsidiaries") was created to operate and maintain certain gaming facilities in specified territories designated by the Nation;

        WHEREAS, SGC intends to issue $300,000,000 of 7 1/4% senior unsecured notes due 2012 (the "Notes"), the proceeds of which will be used primarily to expand the Seneca Niagara Casino and to make a $25,000,000 distribution to the Nation;

        WHEREAS, pursuant to Section 17 of the Charter of each of the Subsidiaries, in the event of the dissolution or final liquidation of the Subsidiaries, after all liabilities and obligations of the Subsidiaries have been paid, all remaining property and assets of the Subsidiaries shall be distributed to the Nation or, at the Nation's direction, to one or more organizations designated pursuant to a plan of distribution; and

        WHEREAS, in order to induce third parties to purchase the Notes, the proceeds of which will benefit the Nation directly and indirectly through SGC and the Subsidiaries, the Nation wishes to assign to SGC all of its right, title and interest in and to the Liquidation Proceeds (defined below) that may be distributed to the Nation in connection with a dissolution or final liquidation of any of the Subsidiaries and that such proceeds shall be paid directly to SGC by the applicable Subsidiary.

AGREEMENT

        NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants, representations and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Nation and SGC, intending to be legally bound, hereby agree as follows:

        1.    Plan of Distribution.    The Nation, in accordance with Section 17 of each Subsidiary Charter, hereby adopts a plan of distribution (the "Plan of Distribution") providing that in the event of the dissolution or final liquidation of a Subsidiary, after all liabilities and obligations of such Subsidiary have been paid, satisfied and discharged, or adequate provision made therefore, all remaining property and assets of such Subsidiary (the "Liquidation Proceeds") shall be distributed directly to SGC.

        2.    Assignment by the Nation.    The Nation hereby irrevocably transfers and assigns to SGC all of the Nation's right, title and interest in and to the Liquidation Proceeds in connection with a dissolution or final liquidation of any of the Subsidiaries and agrees that all such Liquidation Proceeds shall be paid directly to SGC by the Subsidiaries as set forth in the Plan of Distribution; provided, further, that if a Subsidiary distributes Liquidation Proceeds to the Nation, the Nation shall as soon as reasonably practicable, but in no event later than 2 business days after receipt of such Liquidation Proceeds, transfer such Liquidation Proceeds to SGC.

        3.    Acceptance by SGC.    SGC hereby accepts the foregoing assignment.

        4.    Representations and Warranties of the Nation.    The Nation represents and warrants to SGC as follows:

          (a)   The Nation is a federally recognized Indian tribe, organized pursuant to the Constitution of the Seneca Nation of Indians of 1848, as amended (the "Constitution").

          (b)   The Nation has full power, authority and legal right to execute, deliver and perform this Agreement, and has taken all necessary governmental and other action to authorize the execution, delivery and performance by the Nation of this Agreement. This Agreement has been duly executed and delivered by a duly authorized officer of the Nation, and this Agreement constitutes the valid, legal and binding obligations of the Nation, enforceable against the Nation in accordance with its terms, subject, as to enforcement, to the availability of equitable remedies and limitations imposed by bankruptcy, insolvency, reorganization and other similar Laws and related court decisions relating to or affecting creditors' rights generally. The Nation has adopted such authorizing resolutions as are appropriate for it to execute, deliver and perform its obligations under this Agreement.

          (c)   The execution, delivery and performance by the Nation of this Agreement and the enforcement by SGC of this Agreement will not result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Nation pursuant to the terms of, or conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, lease or other material agreement or instrument to which the Nation is a party or by which it is bound, which breach or default would have a material adverse effect on the business, operations, assets or financial or other condition of the Nation, or the ability of Nation to perform its obligations under this Agreement, nor will such actions result in any violation of the provisions of the Constitution or other organizational documents, the Nation's ordinances, codes, previously adopted Tribal Council resolutions or any statute, or any order, rule or regulation of any court or governmental or tribal agency or body having jurisdiction over the Nation or any of its assets. Any consent, approval, authorization, order, registration or qualification of or with or notice to any court or any such governmental or tribal agency or body required for the execution, delivery and performance by the Nation of this Agreement and the enforcement by SGC of this Agreement, has been validly obtained and is in full force and effect.

          (d)   The Nation is not in default under any agreement to which it is a party, including, without limitation, agreements for borrowed money, which default could have a material adverse effect on the business, operations, assets or financial or other condition of the Nation, as contemplated hereby, or the ability of the Nation to perform its obligations under this Agreement.

          (e)   The Tribal Council of the Nation has taken all required action, and has duly adopted appropriate resolutions, in order to provide for the Nation's waiver of sovereign immunity and consent to jurisdiction contained herein.

          (f)    The Nation is and will be the sole legal, record and beneficial owner of all of the Liquidation Proceeds free and clear of any lien, security interest, assignment, option or other charge or encumbrance, except for the interest created by this Agreement.

          (g)   The Nation shall not (i) sell, convey, assign or otherwise dispose of, or grant any option with respect to, any of the Liquidation Proceeds assigned to SGC by it hereunder or (ii) create or permit to exist any lien upon or with respect to any of the Liquidation Proceeds assigned by it to SGC hereunder.

        5.    Resolution of Disputes.

          (a)    Direct Negotiation.    The parties encourage the prompt and equitable settlement of all controversies or claims (a "Dispute") between the parties including those arising out of this Agreement. At any time, any party may give the other party written notice that it desires to settle a Dispute. Within ten (10) days of delivery of such notice, each party agrees to cause an officer having authority to resolve such Dispute (a "Senior Representative"), to meet (either by telephone or in person in Niagara Falls, New York (Nation Territory)) with the other Senior Representative and attempt to resolve the differences causing the Dispute. If the Dispute is not settled within one (1) week of such Senior Representatives' meeting (whether by telephone or in person), then, the parties agree to submit the Dispute to mediation in accordance with Section 5(b) below. The period from the date of the delivery of notice of dispute under this section through the termination of the meeting between the Senior Representatives is referred to as the "Negotiation Period".

          (b)    Mediation.    If the Dispute is not resolved during the Negotiation Period, the parties agree to submit the Dispute to a single mediator for seven (7) days mediation under the American Arbitration Association ("AAA") Mediation Rules. Such mediator will be selected from the AAA panel of mediators by mutual agreement of the Nation and SGC. If the parties are unable to agree on a mediator, the parties may submit the selection of such mediator to the Western District of New York (or such other court as mutually agreed) for the selection of same on behalf of the parties. Unless otherwise agreed, the mediation proceedings shall be conducted by telephone or in person in Niagara Falls, New York (Nation Territory), and the parties shall bear their respective costs incurred in connection with the mediation, except that the parties, subject to the mediation, shall equally bear the costs for the mediator and any expenses related to the mediation. Such mediation shall occur no later than the twentieth (20th) day following the date on which one party makes a demand for mediation on the other party. The mediation will be terminated upon the first to occur of the following: (A) execution of a settlement agreement resolving the Dispute; or (B) a written declaration of a party or parties, after completion of two (2) days of mediation sessions, that mediation proceedings are terminated. The mediation shall be conducted in English. All negotiations conducted in accordance with this provision shall be treated as confidential information in accordance with the terms of this Agreement and shall also be treated as compromise and settlement negotiations.

          (c)    Arbitration.

            (i)    Any controversy or claim arising out of or related to this Agreement (including without limitation any dispute relating to its validity or termination, or the performance or breach thereof) which remains unresolved for longer than ten (10) Banking Days after completion or termination of the above referenced mediation period shall be finally settled by binding arbitration by a panel of arbitrators in accordance with the AAA Commercial Arbitration Rules ("AAA Rules") in effect at the time of the arbitration, except as modified in this Section 5 or as subsequently agreed by the parties hereto.

            (ii)   The arbitration shall be conducted by three arbitrators. All of the arbitrators shall have appropriate experience in contract law and commercial disputes. The Nation shall appoint one (1) arbitrator and SGC shall appoint one (1) arbitrator (each, a "Party Appointed Arbitrator"); each party shall obtain its appointee's acceptance of such appointment, and deliver written notification of such appointment and acceptance to the other parties within thirty (30) days after delivery of the Request for Arbitration. In the event a party fails to appoint an arbitrator or deliver notification of such appointment to the other party within this time period, as aforesaid, upon request of either party, such arbitrator shall instead be appointed by the AAA within thirty days of receiving such request. The two Party Appointed Arbitrators appointed in accordance with the above provisions shall appoint the third arbitrator, and such appointment shall be subject to the parties' approval and consent. Upon such consent, the Party Appointed Arbitrators shall obtain the appointee's acceptance of such appointment and notify the parties in writing of such appointment and acceptance within thirty days of their appointment. If the Party Appointed Arbitrators fail to appoint or cannot agree on, or either of the parties does not consent to, the third arbitrator within fifteen (15) days, then, upon request of either party, the third arbitrator shall be selected in accordance with the AAA Rules within thirty days of receiving such request. The third arbitrator shall serve as Chairman of the arbitration panel.

            (iii)  The arbitration proceedings shall be conducted in Niagara Falls, NY (Nation Territory), unless otherwise agreed by the parties. The arbitration proceedings shall be conducted in English.

            (iv)  The parties intend that the arbitration panel shall, barring extraordinary circumstances, resolve any and all disputes submitted for arbitration within thirty (30) days of its appointment. The arbitration panel may extend this time period in its discretion if it determines that the interest of justice so requires. In addition to any discovery permitted under AAA Rules, each party shall produce relevant, non-privileged documents or copies thereof requested by the other party within time limits set by the arbitrators. The arbitrators shall have authority to exclude evidence they deem to be irrelevant. The parties agree to supply to the arbitration panel such documentary evidence as they wish to rely upon together with a written statement of their position not to exceed twenty (20) pages in length within twenty (20) days of appointment of the arbitration panel.

            (v)   Unless the parties agree to rely on affidavits, the arbitration panel shall set a hearing at which each party shall present witnesses and cross examine the witnesses for the other party. If there is a hearing, each party shall provide a statement summarizing the testimony of each witness it may have testify to the other party and to the arbitration panel at least fifteen (15) days in advance of the hearing.

            (vi)  Judgment upon any award rendered by the arbitration panel may be entered in the U.S. Federal District Court for the Western District of New York or, if such court denies jurisdiction, in any court of the State of New York. Failure of the arbitration panel to observe any time periods set forth in this Section 5 shall not be a basis for challenging the arbitral award.

            (vii) The arbitration panel's award shall be in writing, not to exceed twenty (20) pages and shall be a reasoned award. Without limiting the authority of the arbitration panel hereunder, it shall have the authority to award specific performance. The award shall be final and binding on the parties without right of appeal.

            (viii) The parties waive to the fullest extent permitted by law any rights to appeal to, or to seek review of such arbitral award by, any court.

            (ix)  The parties shall bear their respective costs incurred in connection with the arbitration and shall equally bear the costs and fees of the American Arbitration Association, the arbitrators and any other costs related to the arbitration.

          (d)    Confidentiality.    All mediation or arbitration proceedings under this Section 5 shall be treated as confidential information.

          (e)    Equitable Relief.    The parties expressly agree that nothing herein shall preclude either party from taking whatever actions are necessary to prevent immediate and irreparable harm to its interests. The parties further agree that either party may file a complaint for statute of limitations or venue reasons to enforce any preliminary or injunctive relief ordered by the arbitration panel, if in its sole judgment such action is necessary. Notwithstanding the foregoing, the parties will continue to participate in the arbitration process in good faith. By agreeing to arbitration, the parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a party to a court shall not be deemed a waiver of this agreement to arbitrate. In addition to the authority conferred upon the tribunal by the rules specified above, the tribunal shall also have the authority to grant provisional remedies, including injunctive relief.

          (f)    Personal Jurisdiction; Service of Process.    Each party (A) irrevocably consents to the non-exclusive personal jurisdiction and venue of the U.S. Federal District Court for the Western District of New York or, if such court denies jurisdiction, in any court of the State of New York hereof for the exclusive, sole and limited purposes of compelling a party to submit to the provisions of this Section 5 and enforcing any relief or award which may be ordered by the arbitrator, (B) hereby waives any claim it may have that such court is an inconvenient forum, and (C) hereby agrees that all claims in respect of any such limited purpose may be heard or determined in any such court.

            (i)    The parties hereby appoint as their exclusive agents for service of legal process in relation to any matter arising out of or in connection with this Agreement and any other documents executed in connection therewith the persons identified for notice purposes on Exhibit A hereto.

            (ii)   The parties agree that personal service upon any of the agents designated above at their addresses (including the addresses of the parties' respective attorneys) shall constitute effective and proper personal legal service and expressly waive any and all rights that exist or may exist in the future to require personal service of legal process in another manner or location, including, without limitation, any and all requirements for personal service under the Federal Rules of Civil Procedure and any other like or similar rules or conventions.

          (g)    Waiver of Immunity and Consent to Suit.    The parties hereby irrevocably and unconditionally waive their respective sovereign immunity (and any defense based thereon) from any suit action or proceeding or from any legal process (whether through service of notice, attachment prior to the judgment, attachment in aid of execution, execution, exercise of contempt powers or otherwise) in the forum indicated in Section 5(f) above, for the exclusive, sole and limited purposes of compelling a party to submit to the provisions of this Section 5 and enforcing any relief or award which may be ordered by the arbitrator.

          (h)    Waiver of Right to Sue in Any Nation Forum.

            (i)    The parties hereby irrevocably and unconditionally waive any rights they may have for any dispute, controversy, suit, action or proceeding arising under this Agreement to be heard in any forum, other than the forums described in this Agreement, whether or not such forum now exists or is hereafter created, including, without limitation, any court, forum or other tribunal or adjudicative body of the Nation (each, a "Nation Forum").

            (ii)   The parties hereby expressly and irrevocably waive any claim or right that they may possess to the exercise of jurisdiction by any Nation Forum, including, without limitation, any determination that any Nation Forum has jurisdiction over such dispute, controversy, suit, action or proceeding or jurisdiction to determine the scope of such Nation Forum's jurisdiction.

            (iii)  The parties hereby expressly and unconditionally waive any requirement that may exist for exhaustion of any remedies available in any Nation Forum prior to the commencement of any dispute, controversy, suit, action or proceeding in any state or Federal court, even if any such Nation Forum may have concurrent jurisdiction but for such waiver.

          (i)    Survival of this Section.    The arbitration provisions of this Section 5 shall survive any termination or expiration of this Agreement for a period of two (2) years following such termination or expiration; provided, however, that the waiver of immunity and consent to suit and the aribitration provision of this Section 5 shall continue to survive and remain effective for any proceedings then pending, and all appeals therefrom.

        6.    Definitions.    When used herein, the following terms have the following meanings:

        "Banking Day" means a day on which banks are not required or authorized by law to close in New York City.

        "Indenture" means the Indenture among SGC, the Subsidiaries and the Trustee pertaining to the issuance of the Notes and dated as of the date hereof.

        "Laws" means, collectively, all international, foreign, federal, tribal, state and local constitutions, statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents.

        "Related Business" has the meaning set forth in the Indenture as defined on the date hereof.

        "Trustee" means Wells Fargo Bank, National Association, as Trustee pursuant to the Indenture with SGC and certain guarantors dated as of May 5, 2004, and any subsequent or successor trustee thereto.

        7.    Further Assurances.    Each of the Nation and SGC agrees to execute and deliver such additional documents, certificates and instruments and to perform such additional acts, as may be reasonably requested by the other party to carry out all of the provisions of this Agreement and to consummate all of the transactions contemplated by this Agreement.

        8.    Entire Agreement.    This Agreement, together with any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, whether written or oral, made prior to or contemporaneous with its execution.

        9.    Successors and Permitted Assigns.    No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any such assignment by a party without prior written approval of the other party will be deemed invalid and not binding on such other party. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

        10.    Specific Performance.    Each party acknowledges and agrees that the other party would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, in law or in equity; provided, however, that the Nation's waiver of sovereign immunity set forth in Section 5(g) above is expressly conditioned on a limitation of any remedy available against it as a result of any such unconsented suit or commercial arbitration to the following:

          (a)   specific performance of the covenants of the Nation set forth in this Agreement;

          (b)   in the event the Subsidiaries have distributed the Liquidation Proceeds to the Nation and the Nation has not transferred the Liquidation Proceeds in compliance with Section 2 above, transfer of an amount equal to the Liquidation Proceeds to SGC, or if such remedy is not available, a claim for money damages in an amount no greater than the amount of the Liquidation Proceeds in question, provided, that, such money damages are only payable from assets held by the Nation, SGC or a Subsidiary and used in connection with a Related Business, other than real property held in trust for the Nation by the United States.

        10.    Amendment and Waiver.    This Agreement may not be amended or modified except by a writing signed by the Nation, SGC and the Trustee. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

        11.    Third Party Beneficiary.    The Nation and SGC expressly agree, acknowledge and confirm that the Trustee is intended to be, and will be, a third party beneficiary of this Agreement, shall be deemed a party hereto, and thereby entitled to the benefit of the provisions of this Agreement and to enforce the rights of SGC under this Agreement as if the Trustee was a party hereto.

        12.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, when taken together, shall be deemed to constitute one and the same instrument.

        13.    Remedies Cumulative.    Each of the various rights, powers and remedies shall be deemed to be cumulative with, and in addition to, all the rights, powers and remedies which each party may have hereunder or under applicable law relating hereto or to the subject matter hereof, and the exercise or partial exercise of any such right, power or remedy shall constitute neither an exclusive election thereof nor a waiver of any other such right, power or remedy.

        14.    Governing Law.    This Agreement and the performance of the transactions and obligations of the parties hereunder shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction.

[Signature Page Immediately Follows]

        IN WITNESS WHEREOF, the parties have executed and delivered this Assignment and Plan of Distribution Agreement as of the date set forth above.

NATION:
SENECA NATION OF INDIANS OF NEW YORK
By:	/s/ Rickey L. Armstrong, Sr.
Name:	Rickey L. Armstrong, Sr.
Title:	President
SGC:
SENECA GAMING CORPORATION
By:	/s/ G. Michael Brown
Name:	G. Michael Brown
Title:	President and Chief Executive Officer

AGREED TO AND ACKNOWLEDGED BY EACH OF THE FOLLOWING SIGNATORIES THAT IN ACCORDANCE WITH THE COUNCIL RESOLUTIONS ADOPTED ON APRIL 22, 2004 (CN: R-04-22-04-18) AND AS SET FORTH IN THIS AGREEMENT, IT SHALL DIRECT PAYMENT OF LIQUIDATION PROCEEDS TO SGC:

SENECA TERRITORY GAMING CORPORATION
By:	/s/ G. Michael Brown
Name:	G. Michael Brown
Title:	President and Chief Executive Officer
SENECA ERIE GAMING CORPORATION
By:	/s/ G. Michael Brown
Name:	G. Michael Brown
Title:	President and Chief Executive Officer
SENECA NIAGARA FALLS GAMING CORPORATION
By:	/s/ G. Michael Brown
Name:	G. Michael Brown
Title:	President and Chief Executive Officer

Exhibit A
Exclusive Agents for Service of Process

In to the Nation, at:

Seneca Nation of Indians
William Seneca Administration Building,
1490 Route 438,
Cattaraugus Reservation,
Irving, New York 14081
Facsimile No. (716) 532 6272
Attention: President

If to Seneca Gaming Corporation, at:

Seneca Niagara Casino
310 Fourth Street
Niagara Falls, New York (Nation Territory) 14303
Attention: President & CEO

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ASSIGNMENT AND PLAN OF DISTRIBUTION AGREEMENT
RECITALS
AGREEMENT